ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006

202.857.6000 main 202.857.6395 fax afslaw.com

Marc Rivera Partner 202.350.3643 direct marc.rivera@afslaw.com

April 24, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, DC 20549
Attention: Stephany Yang and Jean Yu

Re:	Breeze Holdings Acquisition Corp.

Form 10-K for the Fiscal Year Ended December 31, 2023

Filed April 1, 2024

File No. 001-39718

Ladies and Gentlemen:

This letter is being submitted on behalf of Breeze Holdings Acquisition Corp. (the “Company”) in response to the comment letter, dated April 12, 2024, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023 filed on April 1, 2023 (the “Form 10-K”).

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 9A. Controls and Procedures, page 59

1. Please amend your filing to provide management's annual report on internal control over financial reporting as of December 31, 2023. Refer to Item 308(a) of Regulation S-K.

1.	Please amend your filing to provide management's annual report on internal control over financial reporting as of December 31, 2023. Refer to Item 308(a) of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff it has revised its disclosure on pages 59 and 60 of the Form 10-K.

Changes in Internal Control over Financing Report, page 60

2.	We note your disclosure on page 49 that you have implemented a remediation plan, described under Item 9A, Evaluation of Disclosure Controls and Procedures, which remediated the material weakness surrounding the preparation and review of the tax provision. Your disclosures under Changes in Internal Control over Financial Reporting on page 60 appear to indicate that your remediation plans are not yet implemented. Please revise the filing to fix the inconsistencies.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff it has revised its disclosure on page 49 of the Form 10-K.

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April 19, 2024 Page 2

Should you have any questions regarding the foregoing, please do not hesitate to contact Marc Rivera at (202) 350-3643.

Sincerely,

ARENTFOX SCHIFF LLP

/s/ Marc Rivera
By: Marc Rivera

Enclosures

cc:	J. Douglas Ramsey, CEO, Breeze Holdings Acquisitions Corp.